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                             March 27, 2023

       Chantelle Breithaupt
       Chief Financial Officer
       Aspen Technology, Inc.
       20 Crosby Drive
       Bedford, Massachusetts 01730

                                                        Re: Aspen Technology,
Inc.
                                                            Form 10-KT for the
Transition Period from October 1, 2021 to June 30, 2022
                                                            Form 10-Q for the
Quarterly Periods Ended December 31, 2022
                                                            Response dated
March 9, 2023
                                                            File No. 001-41400

       Dear Chantelle Breithaupt:

              We have reviewed your March 9, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 27, 2023 letter.

       Form 10-Q for the Quarterly Periods Ended December 31, 202

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Annual Contract Value, page 21

   1. We note your response to our prior comment two. However, in your disclosure you state that "For term license
agreements that contain professional services or other products and services, we have
included in ACV the portion of the invoice allocable to the term license under Topic 606 rather
than the portion of the invoice attributed to the license in the agreement." As such,
you appear to be comingling metric data with GAAP accounting.
                                                        Please explain why you
believe comingling metric data with GAAP adjustments is
                                                        appropriate. In other
words, tell us why this measure continues to be a metric given the
                                                        GAAP adjustments. Refer
to guidance in Reg 10(e) of Regulation S-K.
 Chantelle Breithaupt
Aspen Technology, Inc.
March 27, 2023
Page 2

       You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameChantelle Breithaupt                  Sincerely,
Comapany NameAspen Technology, Inc.
                                                        Division of Corporation
Finance
March 27, 2023 Page 2                                   Office of Technology
FirstName LastName